Mail Stop 6010

      March 15, 2006

Mr. Richard A. Packer
Chief Executive Officer
Zoll Medical Corporation
269 Mill Road
Chelmsford, MA 01824

      Re:	Zoll Medical Corporation
Form 10-K for the Fiscal Year Ended October 2, 2005
Form 10-Q for the Fiscal Quarter Ended January 1, 2006
		File No. 000-20225

Dear Mr. Packer:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended October 2, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 35

Sales, page 35

1. Please see comment 1 from our comment letter dated March 3,
2004
pertaining to your fiscal 2003 Form 10-K and your response to our comment in your response letter dated March 30, 2004. In this comment, we asked you to address the underlying economic or market conditions driving your results of operations in greater detail in future filings. We continue to believe that you should provide more analysis of the reasons underlying significant changes where this analysis is both determinable and important to understanding the underlying causes. For example, we note the following:

* We note your disclosure that the decrease in North American hospital sales was primarily due to lower unit sales to the U.S. military. Please revise future filings to discuss why your sales to this customer fluctuated significantly, any economic factors that influenced the amount of sales, such as decreases in government spending, and your expectations concerning this downward trend.

* We note your disclosure that the fluctuation in International sales primarily reflected fluctuations in unit volumes. Please revise future filings to disclose the factors that led to fluctuations in unit volumes.

* We note your disclosure that worldwide AED Plus product sales increased due to the significant differentiation of your products versus those of your competition, and your disclosure of sales of the
AutoPulse product. Please revise future filings to tell investors specifically how you differentiated the AED Plus product and how this differentiation contributed to increased sales.

Please apply the comments above, tailored to your specific circumstances for the period being reported, to your entire results of operations discussion in future filings for all periods presented.
You may also refer to SEC Release No. 33-8350.





Gross Margins, page 35

2. Please revise future filings to provide a brief discussion of your costs of sales. Describe the significant types of costs that are included in costs of sales, both direct and indirect. Further, provide a more detailed discussion of the factors that contribute to margins on sales to significant customers or sales of significant products.

Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies, page 52

Revenue Recognition, page 54

3. We note your disclosure on page 43 that you maintain an estimated reserve for discounts given related to trade-ins. Please tell us and revise future filings to disclose, if significant, how you account for trade-ins. Tell us the nature and terms of the trade-ins. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances. Please also provide us with a quantification of trade-ins for the last three fiscal years so that we may understand its significance to your financial statements.

Note B - Marketable Securities, page 59

4. We note your disclosure that the market value of investments maturing in the next year is $23.3 million and $6.2 million matures between 2-5 years. Please reconcile with the amount of your marketable securities of $14.6 million at October 2, 2005 on page 48.

Note D - Acquisitions, page 60

5. We note that you acquired exclusive marketing and distribution rights to LifeCOR`s technology in exchange for $5 million in cash and the return of your investment in LifeCOR. We note that you are also providing a working capital line of credit to LifeCOR secured by its accounts receivable and other assets. We note that you obtained an option to purchase the remaining net assets of LifeCOR, which you valued at $1.3 million. In this regard, we have the following comments:

* Please tell us and disclose in future filings the significant terms of your exclusive license agreement with LifeCor. Please tell us the
Exhibit number under which you filed this agreement. Please also tell us and disclose in future filings how you accounted for this transaction and tell us why. Please cite the applicable accounting literature that you relied on and how you applied that literature to your facts and circumstances.

* We note from page 62 that you "acquired exclusive marketing and distribution rights to LifeCOR`s technology for in-hospital use in exchange for $5 million in cash and the return of the Company`s $3.5 million equity investment in LifeCor." Please reconcile with the preamble in the March 29, 2004 Master Agreement which states that "at the Closing ... the Investor will purchase the hospital business of
[LifeCor] for an aggregate purchase price of $5,000,000 (comprised of
$500,000 delivered at Closing, $2,159,632 which will be paid following stockholder approval of the Purchase Agreement ... , $840,368 which is being paid through the cancellation on the date hereof of various notes payable to [Zoll Medical}, $750,000 on July
6, 2004 and $750,000 on October 4, 2004) plus the contribution by [Zoll Medical] of 159,092 shares of common stock of [LifeCore] currently owned by [Zoll Medical].

* We note that under the March 29, 2004 Master Agreement you purchased the "hospital business" of Lifecor and received an option to acquire the remainder of Lifecor. Please tell us and disclose the significant terms of this agreement, including the purchase option and the amount payable for the remainder of the business under that option. It appears that you have not reflected the purchase of this business in your financial statements. Tell us how you are accounting for this agreement and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances. Please also discuss, in detail, your consideration of SFAS 141 and FIN 46R.

* Please tell us how you determined that the consideration should be assigned to a license fee and a purchase option. Please also discuss how you allocated the amounts and why. Please also tell us how you determined that the useful life of the license was 25 years.

* Revise your MD&A disclosure in future filings to include a discussion of the license agreement with LifeCOR, and how the transaction affected your financial condition and liquidity.

* Please tell us and revise future filings to disclose the total amount reflected in your balance sheet as a loan or advance to LifeCor. Please also tell us and disclose the significant terms of the loans/advances. We note that you are required to assume these loans/advances under Section 5 of the September 14, 2005 Master Agreement and Asset Purchase Agreement. Please tell us how you are accounting for, measuring and classifying the loans/advances and related interest and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

* We note from page 3 of the March 29, 2004 Asset Purchase Agreement that Qualifying Revenues include "all third party medical insurance reimbursements actually received by Buyer related to the lease of Company products." Please tell us about the nature and terms of these sales and whether you have similar sales where either you are paid by third parties or you have leases. As applicable, please tell us about the significance of these sales and how you account for them and why.

* Please provide all of the disclosures required by Item 4-08(k) of
Regulation S-X and SFAS 57 in future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641 or me at (202) 551-3604 if you have questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671


Sincerely,


      Kate Tillan
Assistant Chief Accountant
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Mr. Richard A. Packer
Zoll Medical Corporation
March 15, 2006
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